EXHIBIT 99.1

Golar LNG enters into a Preliminary Agreement and exchanges Heads of Terms for an FLNG vessel for Phase 1A of the Greater Tortue / Ahmeyim Project, West Africa

Golar LNG Limited ("Golar") announces today that it has entered into a Preliminary Agreement and exchanged Heads of Terms ("HoT") for a Charter Agreement with BP Mauritania Investments Ltd and BP Senegal Investments Ltd, (together "BP") in their capacity as block operators.  The HoT represents a commitment between the Parties to translate the key commercial terms into a full agreement and proceed with Front End Engineering Design (FEED) on the provision of an FLNG vessel to support the development of Phase 1A of the Greater Tortue / Ahmeyin field, located offshore Mauritania and Senegal.

The Preliminary Agreement creates obligations on Golar to progress FEED work and be ready for a vessel conversion from July 1, 2018 onwards; which would be contingent on Project FID, expected end 2018. The vessel conversion would take place at Keppel Shipyard Ltd ("Keppel") building on Keppel's delivery of the FLNG Hilli Episeyo, utilizing Black and Veatch Corporation's PRICO technology. The Preliminary Agreement also includes an option, but not an obligation, for BP on a second FLNG vessel. In the event that FID is not taken customary termination fees apply.

Golar CEO Iain Ross commented "This agreement with BP underscores the value that Golar's unique FLNG proposition brings to monetizing gas reserves to LNG at competitive prices.  The FLNG contract shows solid long-term economics on an unleveraged basis.  We are looking forward to building on the successful conversion of the Hilli Episeyo for Greater Tortue / Ahmeyin."

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

19 April, 2018

Enquiries:

Golar Management Limited: + 44 207 063 7900

Stuart Buchanan